

Mail Stop 3561

February 7, 2017

Ronal Maxwell
Chief Executive Officer
Ronn Motor Group, Inc.
ASU SkySong Research Building, #200
1475 N. Scottsdale Road
Scottsdale, AZ 85257

Re: Ronn Motor Group, Inc.
Offering Statement on Form 1-A
Filed January 11, 2017
File No. 024-10665

Dear Mr. Maxwell:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

Risks related to Our Common Stock and This Offering, page 12

1. Please add a risk factor describing the risk that because this is a best efforts offering with no minimum, any investment in the stock is potentially the only investment in the stock, which could leave the company without adequate capital to pursue its business plan. Please also describe the risk that the selling shareholder may direct that his shares be sold before the shares offered by the company.

Voting power of our shareholders is highly concentrated by insiders, page 12

2. Please reconcile the amount and percentage of common stock that you attribute to your executive officer and director in this risk factor with the amounts reported in the Security Ownership table on page 32 and giving effect to the proposed 8-1 stock split.

Regardless of the amount raised in this offering, page 13

3. Please revise this risk factor to include quantification of the estimated amount of capital that the company will need to raise in order to carry out its business plan, or include that information in the Business section.

Plan of Distribution and Selling Security holders, page 16

4. Please file the Subscription Agreement when it has been finalized. Refer to Item 17, paragraph 4, of Form 1-A.

Transfer Agent and Registrar, page 17

5. We note that you have not yet engaged a Transfer Agent for the offering. Please tell us whether you intend to engage a Transfer Agent in order to satisfy the conditional exemption from Section 12(g) of the 1934 Act. See Rule 12g5-1(a)(7).

Use of Proceeds, page 19

6. On pages 19 and 20, you state that you intend to use between $3,500,000 and $4,000,000 on potential acquisitions. Please elaborate on these planned acquisitions, as required by Instruction 7 to Item 6.

7. In Exhibit 6.2, the promissory note to Cabral Holdings I LLC states that the $20,000 owed is payable in the event that Ronn Motor Group receives funding in excess of $250,000. On page 16, you do not list payment of the note as a planned use of the proceeds of this offering. Please clarify whether you intend to pay the promissory note with the proceeds of this offering.

Description of the Business, page 20

8. Please disclose the material terms and expiration of all patents, trademarks, licenses, and other intellectual property to the extent material to your future financial performance. Please also explain your statement in the second risk factor on page 5 that "Ronal Maxwell has allowed the use of the Scorpion to the Company so that we can create our new planned Next Generation Electric vehicle." To the extent your business is substantially dependent on any license or agreement to use intellectual property, please file those agreements as exhibits to your amended offering statement.

9. Please explain to us the relationship, if any, between Ronn Motor Group, Inc. and VydroTech, Inc. and whether VydroTech holds any licenses, patents, or other intellectual property interests in the Scorpion or other hydrogen-based technologies you intend to utilize in your business.

The Present: Electric Sportscar Series, page 21

    10. Please disclose the status of the prototype Phoenix all-wheel drive project. If there is a driveable prototype, explain where and how it was built and the associated costs.

Plan of Operation (Phoenix), page 22

    11. Please revise this section to include the status of the products and services that you discuss on page 23, as well as the principal market for and distribution methods for those products. Explain the amounts spent on product development and related research and development costs to date and what additional research and development are needed to achieve your goal of producing ten vehicles in the next 18 months. Refer to Item 7(a)(iii) of Form 1-A.

    12. Please quantify the anticipated budgets and disclose the key milestones to complete prototype design and testing, development of your retail sales model, and any other material aspects of your plan of operations.

Ronn Motor Group and Arizona State University Collaboration, page 26

    13. Please discuss the status of the company's collaboration with Arizona State. Include a description of the parties involved, the timing of the discussions and the likely financial impact of the proposed enterprise. If the agreements between the company and the University are limited to the license agreement filed as Exhibit 6.3 to the Form 1-A, clarify that in the disclosure. If you have entered into any additional contracts with Arizona State, please file those contracts as exhibits.

    14. Refer to the discussion of your collaboration with Arizona State University for a "Flexible Digital Display developed at ASU originally for the military." Please clarify who owns the rights to this technology, whether you are required to obtain any permissions from the military for use associated with this technology, and any risks you have identified with regard to your ability to utilize this technology.

Management's Discussion and Analysis of Financial Condition, page 27

    15. Please disclose the terms of the secured promissory note" from Cabral Holdings I LLC and describe what collateral secures this note.

Interest of Management and Others in Certain Transactions, page 32

    16. On page 32, you state that the Maxwell Note was due on January 5, 2016 and has not been paid. Please clarify whether and when the company plans to pay the Maxwell Note.

Signatures, page 36

17. Please reconcile the name of the company that appears on the signature page, RMG, Inc., with the name of the company that appears on the cover page and throughout the offering circular.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3267 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure